February 26, 2026

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Miami International Securities Exchange, LLC ("MIAX")
Amendment 2026-4 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2026-4 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit J – Updated director business information
Exhibit M – Updated member list

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 02/26/26	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

26000088

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: February 26, 2026

By: ______________________
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 26th day of February, 2026.

____
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit J

<u>Exhibit Request</u>:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

<u>Response</u>:

1. **<u>Officers of Miami International Securities Exchange, LLC</u>**

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Chief Strategy Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – New Product Development
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Rodney Hester	Senior Vice President – Systems Infrastructure
Joseph P. Kamnik	Senior Vice President – Senior Counsel
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis

Name	Title
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Priya Rege	Vice President – Business Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. **Directors of Miami International Securities Exchange, LLC**

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Joseph Sellitto	Industry/ERP	So long as qualified under Equity Rights Program	CEO – Global Execution Brokers, LP
David Dooman	Industry/Member Representative	Class I – 2026	Managing Director – Dash Financial Technologies

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2026	Attorney (Retired)
William V. Looney, Jr.	Industry	Class I – 2026	Formerly with X-Change Financial Access, LLC
Cynthia Schwarzkopf	Non-Industry/ Independent	Class I – 2026	Professional and Philanthropic Public Speaker
J. Gray Teekell	Non-Industry/ Independent	Class I – 2026	President and Chief Executive Officer – The Teekell Company, Inc.
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2027	Attorney (Retired)
Robert P. Castrignano	Industry	Class II – 2027	Managing Director – Piper Sandler
John DiBacco, Jr.	Industry	Class II – 2027	Global Head of Markets – Clear Street
John A. Kinahan	Industry/Member Representative	Class II – 2027	Chief Executive Officer – Group One Trading LP
John E. McCormac	Non-Industry/ Independent	Class II – 2027	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Michael P. Ameen	Non-Industry/ Independent	Class III – 2028	Executive Vice President and Chief Financial Officer – Rheo Vest, LLC
Marianne Deane	Non-Industry/ Independent	Class III – 2028	Community Volunteer
Leslie Florio	Non-Industry/ Independent	Class III – 2028	Community Volunteer
Paul Jiganti	Industry/Member Representative	Class III – 2028	Consultant
Nathaniel Pomeroy	Industry/Member Representative	Class III – 2028	Principal – Wolverine Trading Technologies, LLC
Robert D. Prunetti	Non-Industry	Class III – 2028	President – Phoenix Ventures, LLC
OBSERVERS			
Jonathan Zaionz	Industry	So long as qualified under Equity Rights Program	Vice President, Market Structure and Business Development – Citadel Securities

3. **Standing Committees of Miami International Securities Exchange, LLC**

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry
Michael P. Ameen	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Lawrence Jaffe (Chair)	Non-Industry/Independent
Robert Castrignano	Industry
Nathaniel Pomeroy	Industry/Member Representative

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Robert Castrignano	Industry
Marianne Deane	Non-Industry/Independent
David Dooman	Industry/Member Representative
John A. Kinahan	Industry/Member Representative
John E. McCormac	Non-Industry/Independent
Nathaniel Pomeroy	Industry/Member Representative
Cynthia Schwarzkopf	Non-Industry/Independent
J. Gray Teekell	Non-Industry/Independent

EXHIBIT M

<u>Exhibit Request</u>:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a member, subscriber or other user;

3. Principal business address and telephone number;

4. If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be “primarily engaged” in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

<u>Response</u>:

Attached is a list of the members of the Exchange as of February 25, 2026, including the information set forth in items 1-6 above.

ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 3/7/2013
Membership Activities:
Clearance
International Tele #

SEC #: 8-34354
CRD #: 14020

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604
Tele #: (312) 994-4640

Approval Date: 4/17/2017
Membership Activities:
Primary Lead, Lead, Reg Mkt Maker/Order Entry
International Tele #

SEC #: 8-68957
CRD #: 159041

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201
Tele #: (214) 765-1100

Approval Date: 11/18/2015
Membership Activities:
Clearance
International Tele #

SEC #: 8-23522
CRD #: 13071

AXOS CLEARING LLC

15950 West Dodge Road - Suite 300
Omaha NE 68118
Tele #: (402) 384-6100

Approval Date: 4/11/2022
Membership Activities:
Clearance
International Tele #

SEC #: 8-53595
CRD #: 117176

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-41342
CRD #: 19714

BELVEDERE TRADING LLC

10 S. Riverside Plaza, Suite 2100
Chicago IL 60606
Tele #: (312) 893-3750

Approval Date: 8/1/2022
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-66612
CRD #: 132605

BMO CAPITAL MARKETS CORP.

151 W. 42nd Street, 9th Floor
New York NY 10036
Tele #: (212) 885-4000

Approval Date: 10/10/2014
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-34344
CRD #: 16686

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue
New York NY 10019
Tele #: (212) 841-2000

Approval Date: 4/21/2014
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-32682
CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 11/1/2018
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-69787
CRD #: 283942

CITADEL SECURITIES LLC

200 South Biscayne Blvd., 33rd Floor
Miami FL 33131
Tele #: (312) 395-2100

Approval Date: 12/7/2012
Membership Activities:
Primary Lead/Lead/Reg. Mkt Maker/Order Entry/Clearance
International Tele #

SEC #: 8-53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 5/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-8177
CRD #: 7059

CLEAR STREET LLC

55 Broadway
New York NY 10006
Tele #: (646) 738-4066

Approval Date: 4/1/2024
Membership Activities:
Clearance
International Tele #

SEC #: 8-69972
CRD #: 288933

DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450
Chicago IL 60606
Tele #: (312) 986-2006

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-52503
CRD #: 104031

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago IL 60661
Tele #: (312) 542-1000

Approval Date: 8/31/2015
Membership Activities:
Market Maker
International Tele #

SEC #: 8-51241
CRD #: 45908

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012
Membership Activities:
Order Entry
International Tele #

SEC #: 8-65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282
Tele #: (212) 902-1000

Approval Date: 1/15/2013
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-129
CRD #: 361

GROUP ONE TRADING LLC

425 S. Financial Place - Ste. 3400
Chicago IL 60605
Tele #: (312) 347-8864

Approval Date: 10/20/2014
Membership Activities:
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #

SEC #: 8-47762
CRD #: 37484

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York NY 10007
Tele #: (212) 293-1444

Approval Date: 3/29/2017
Membership Activities:
Market Maker/Order Entry
International Tele #

SEC #: 8-68430
CRD #: 152144

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

Approval Date: 8/26/2014 | SEC #: 8-52600

233 South Wacker Drive, Ste. 4300 | **Membership Activities:** | CRD #: 104143

Chicago IL 60606

Primary Lead, Lead & Registered Market Maker

Tele #: (312) 244-3300 | International Tele #

INSTINET, LLC

Worldwide Plaza | Approval Date: 3/27/2013 | SEC #: 8-23669

309 West 49th Street | **Membership Activities:** | CRD #: 7897

New York NY 10019

Order Entry & Clearance

Tele #: (212) 310-9500 | International Tele #

INTERACTIVE BROKERS LLC

Approval Date: 12/7/2012 | SEC #: 8-47257

One Pickwick Plaza - 2nd Floor | **Membership Activities:** | CRD #: 36418

Greenwich CT 06830

Order Entry & Clearance

Tele #: (203) 618-5710 | International Tele #

J.P. MORGAN SECURITIES LLC

Approval Date: 12/7/2012 | SEC #: 8-35008

383 Madison Avenue | **Membership Activities:** | CRD #: 79

New York NY 10179

Order Entry & Clearance

Tele #: (212) 272-2000 | International Tele #

JANE STREET CAPITAL, LLC

Approval Date: 4/2/2018 | SEC #: 8-52275

250 Vesey Street - 5th Floor | **Membership Activities:** | CRD #: 103782

New York NY 10281

Primary Lead, Lead Mkt Maker/Order Entry

Tele #: (646) 759-6000 | International Tele #

JANE STREET OPTIONS, LLC

Approval Date: 4/2/2018 | SEC #: 8-66813

250 Vesey Street - 5th Floor | **Membership Activities:** | CRD #: 134159

New York NY 10281

Primary Lead, Lead Mkt Maker/Order Entry

Tele #: (646) 759-6000 | International Tele #

JEFFERIES LLC

Approval Date: 9/15/2014 | SEC #: 8-15074

520 Madison Avenue - 11th Floor | **Membership Activities:** | CRD #: 2347

New York NY 10022

Order Entry & Clearance

Tele #: (212) 284-2300 | International Tele #

JUMP TRADING, LLC

Approval Date: 12/9/2019 | SEC #: 8-52989

600 West Chicago Avenue, Ste. 600 | **Membership Activities:** | CRD #: 106124

Chicago IL 60654

Registered Market Maker

Tele #: (312) 205-8900 | International Tele #

MATRIX EXECUTIONS, LLC

Approval Date: 12/7/2012 | SEC #: 8-48255

135 S. LaSalle Street, Ste. 3900 | **Membership Activities:** | CRD #: 38455

Chicago IL 60603

Order Entry

Tele #: (312) 334-8000 | International Tele #

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 12/7/2012
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8-15869
CRD #: 8209

OLD MISSION CAPITAL, LLC

1 N. Dearborn Street - 8th Floor
Chicago IL 60602
Tele #: (312) 260-3052

Approval Date: 6/3/2024
Membership Activities:
Market Maker
International Tele #

SEC #: 8-67867
CRD #: 146991

OPTIVER US LLC

130 E. Randolph Street, Ste. 800
Chicago IL 60601
Tele #: (312) 821-9500

Approval Date: 1/27/2015
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-66083
CRD #: 128030

PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500
Chicago IL 60604
Tele #: (312) 444-8000

Approval Date: 7/22/2015
Membership Activities:
Order Entry
International Tele #

SEC #: 8-8-50422
CRD #: 43773

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 3/12/2013
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-17574
CRD #: 7560

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago IL 60605
Tele #: (312) 692-5000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-66826
CRD #: 134284

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 9/20/2013
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-68556
CRD #: 153585

STG SECURITIES LLC

250 West 55th Street
New York NY 10019
Tele #: (646) 868-1720

Approval Date: 11/18/2025
Membership Activities:
Market Maker, Elect.
International Tele #

SEC #: 8-70947
CRD #: 322438

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 11/23/2016
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8-37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-47034
CRD #: 35874

TD SECURITIES (USA) LLC

One Vanderbilt Avenue
New York NY 10017
Tele #: (212) 827-7000

Approval Date: 7/18/2025
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8-36747
CRD #: 18476

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York NY 10013
Tele #: (212) 625-5700

Approval Date: 9/12/2017
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8-68090
CRD #: 148960

UBS SECURITIES LLC

11 Madison Avenue
New York NY 10010
Tele #: (203) 719-3000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-22651
CRD #: 7654

VELOCITY CAPITAL LLC

8th Floor
199 Water St
New York NY 10038
Tele #: (732) 848-0093

Approval Date: 7/9/2025
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8-69479
CRD #: 171810

VIRTU AMERICAS LLC

One Liberty Plaza
165 Broadway
New York NY 10006
Tele #: (800) 544-7508

Approval Date: 8/18/2025
Membership Activities:
All Market Maker & Electronic Exchange Options Memberships
International Tele #

SEC #: 8-68193
CRD #: 149823

WALLEYE TRADING LLC

2800 Niagara Lane North, Ste. 102
Plymouth MN 55447
Tele #: (952) 345-6611

Approval Date: 5/13/2015
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8-66988
CRD #: 136196

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 12/7/2012
Membership Activities:
Clearance
International Tele #

SEC #: 8-12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 4/11/2014
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

Approval Date: 12/7/2012 SEC #: 8-65336

175 W. Jackson Blvd., Ste. 200 **Membership Activities:** CRD #: 120719

Chicago IL 60604 Order Entry & Clearance

Tele #: (312) 884-4000 International Tele #

WOLVERINE TRADING, LLC

Approval Date: 12/7/2012 SEC #: 8-47484

175 W. Jackson Blvd., Ste. 200 **Membership Activities:** CRD #: 36848

Chicago IL 60604 Primary Lead, Lead & Registered Market Maker

Tele #: (312) 884-4000 International Tele #

X-CHANGE FINANCIAL ACCESS, LLC

Approval Date: 11/28/2018 SEC #: 8-65860

440 So. LaSalle Street, Suite 2900 **Membership Activities:** CRD #: 126201

Chicago IL 60605 Order Entry & Clearance

Tele #: (312) 235-0320 International Tele #

Total BD Firms 48